AB
6/13

08031763

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 21025

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANACCORD CAPITAL CORPORATION (USA), INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11th Floor - 609 Granville Street
(No. and Street)

Vancouver (City) BC (State) V7Y 1H2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don MacFayden (617) 788-1518
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - If individual, state last, first, middle name)

700 West Georgia Street (Address) Vancouver (City) BC (State) V7Y 1C7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Capital Corporation (USA), Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RICHARD BAGGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE AND ADVISORY BUSINESS SERVICES

ASSURANCE SERVICES

Statement of Financial Condition
[Expressed in U.S. dollars]

Canaccord Capital Corporation (USA), Inc.
March 31, 2008

With

Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

ERNST & YOUNG LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Canaccord Capital Corporation (USA), Inc.

We have audited the accompanying statement of financial condition of **Canaccord Capital Corporation (USA), Inc.** [the "Company"] as of March 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Canaccord Capital Corporation (USA), Inc.** at March 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Vancouver, Canada,
May 16, 2008.

Chartered Accountants

Canaccord Capital Corporation (USA), Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at March 31

	2008
	$
ASSETS	
Current	
Cash	2,450,703
Deposit with clearing broker *[note 4]*	62,932
Income taxes recoverable	45,363
Prepaid expenses	43,797
Total current assets	2,602,795
Due from affiliated company *[note 5]*	8,457,542
Note receivable from parent *[note 5]*	472,146
Total assets	11,532,483
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accrued expenses	22,095
Due to affiliated company *[note 5]*	18,186
Total liabilities	40,281
Contingencies and commitments *[note 6]*	
Stockholder's equity	
Capital stock:	
Authorized	
1,250 Class A common shares, without par value	
Issued and outstanding	
702 Class A common shares	175,500
Additional paid-in capital	617,846
Retained earnings	10,698,856
Total stockholder's equity	11,492,202
	11,532,483

See accompanying notes

NOTES TO STATEMENT OF FINANCIAL CONDITION
[Expressed in U.S. dollars]

March 31, 2008

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Capital Corporation (USA), Inc. [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"]. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Southwest Securities Inc., and Canaccord Capital Corporation ["CCC"], an affiliated company. Accordingly, the Company does not handle nor hold any client monies and securities relating to client accounts.

The Company is a wholly-owned subsidiary of Canaccord Adams Financial Group Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade date basis.

Revenue recognition

Commission revenue consists of revenue generated through traditional commission based brokerage services, and is recognized on a trade date basis.

Interest income consists of interest earned on cash deposited in bank accounts, on amounts due from affiliated companies and on a deposit held with Southwest Securities Inc., and is recognized on an accrual basis.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[Expressed in U.S. dollars]

Income taxes

The Company is included in the consolidated federal income tax return filed by Canaccord Adams Financial Group Inc. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The tax sharing arrangement among the companies within the consolidated group provides that the tax benefits related to the utilization by the Company of the current year's taxable loss for the consolidated group will be recorded thorough the inter-company accounts with periodic settlement by way of cash transfers.

The amount of current and deferred income taxes payable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's statement of financial condition or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the statement of financial condition and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Recent accounting pronouncements

On July 13, 2006, the Financial Accounting Standards Board ["FASB"] released FASB Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes*" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. Adoption of FIN 48 for eligible non public enterprises is required for fiscal years beginning after December 15, 2007. The Company has yet to determine if FIN 48 will impact its earnings and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements [FAS 157], which is effective for fiscal years beginning after November 15, 2007. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the potential impact of this statement on the financial condition and the operating results of the Company.

[Expressed in U.S. dollars]

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities [FAS 159], which provides companies with an option to report selected financial assets and liabilities at fair value. The standard's objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. The Company does not intend to elect to adopt the provisions of this statement.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at exchange rates prevailing on the date of occurrence.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, deposit with clearing broker, note receivable from parent, due from/to affiliated companies and accrued expenses. The fair value of these financial instruments approximates their carrying values. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments.

4. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Southwest Securities Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $62,932 at March 31, 2008.

5. RELATED PARTY TRANSACTIONS

The Company has a clearing arrangement with CCC (affiliated company), which is a member of the Investment Dealers Association of Canada.

The Company incurred $170,383 in administrative costs and $17,344 in clearing fees during the year ended March 31, 2008 for services provided by CCC. The amounts due to an affiliated company related to these arrangements are non-interest bearing, due on demand and are included in due to affiliated company.

[Expressed in U.S. dollars]

Included in due from affiliated company are amounts owing to an affiliated company Canaccord Adams (Delaware) Inc. ["CADI"], for short term advances less amounts due to it from the use of its tax losses in the current year:

Included in due from affiliated company are amounts owing from CADI in the form of short-term promissory notes. The balance as of March 31, 2008 is $5,000,000. The notes earn interest at the rate of 10% per annum.

The Company executed a loan agreement with CADI, on February 13, 2006. The balance as of March 31, 2008 is $4,700,000. The loan earns interest at the rate of 10% per annum. The loan is unsecured and is due on demand.

Amounts due to CADI from the use of its tax losses are $1,598,814.

The Company executed a loan agreement with its ultimate parent on September 27, 2001. The balance as of March 31, 2008 is $472,146. The loan earns interest at the U.S. prime rate per annum less 2.5%, calculated monthly. The loan is unsecured and is due on demand.

6. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of the Financial Accounting Standards Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others ["FIN 45"] which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2008, the total amount of customer balances maintained by its clearing broker subject to such indemnification was approximately $236,326. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000. At March 31, 2008, the Company had net capital of $2,473,354, which was $2,468,354 in excess of the required net capital of $5,000.

END